

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 20, 2009

Mr. Richard S. Greene
  Chief Financial Officer
DELUXE CORPORATION
3680 Victoria Street N.
Shoreview, Minnesota 55126-2966

> **Re: Deluxe Corporation**
> **Supplemental response letter dated October 8, 2009 regarding the**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 1-07945**

Dear Mr. Greene:

We have reviewed your supplemental response letter to us dated October 8, 2009 in response to our letter of comment dated September 29, 2009 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

Form 10-K (Fiscal Year Ended December 31, 2008)

Financial Statements

Consolidated Statements of Income, page 52

1.   We have reviewed your response to our prior comment 3. In future filings please
        expand your narrative discussion in MD&A - Consolidated Results of Operations
        under "Consolidated Gross Margin" to explain why the gross profit measure is
        significant and distinguishable from the primary profitability measure of
        "operating income" as used in your segment analysis of company performance.
        In this regard, also describe the nature of your current business model (i.e.,
        significance of products sold as compared to services rendered) and why "gross
        profit" is also considered to be a relevant measure of profitability used by
        management and useful to an investor. We note from your response that 'in
        future periods, but no sooner than 2010, you expect your service revenues will
        grow to exceed ten percent of your total revenues, at which time you will evaluate
        whether the gross profit subtotal continues to be appropriate for your business.'

                                    * * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief